EXHIBIT 12.1

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Earnings:
Income/(loss) from continuing operations	$10,611	$2,351	$9,775	$5,713
Add (from continuing operations):
Interest on indebtedness (1)	33,087	30,939	97,662	92,723
Portion of rents representative of the interest factor	532	554	1,666	1,596
Total earnings	$44,230	$33,844	$109,103	$100,032
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (1)	$33,087	$30,939	$97,662	$92,723
Interest capitalized	5,172	6,635	15,395	23,212
Portion of rents representative of the interest factor	532	554	1,666	1,596
Fixed charges	$38,791	$38,128	$114,723	$117,531

Add:
Preferred stock dividends	$931	$931	$2,793	$2,793
Combined fixed charges and preferred stock dividends	$39,722	$39,059	$117,516	$120,324

Ratio of earnings to fixed charges	1.14	—	—	—	(2)
Ratio of earnings to combined fixed charges and preferred stock dividends	1.11	—	—	—	(3)

(1)Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.
(2) The ratio was less than 1:1 for the nine months ended September 30, 2014 as earnings were inadequate to cover fixed charges by deficiencies of approximately $5.6 million and for the three and nine months ended September 30, 2013 by $4.3 million and $17.5 million, respectively.
(3) The ratio was less than 1:1 for the nine months ended September 30, 2014 as earnings were inadequate to cover combined fixed charges and preferred stock dividends by deficiencies of approximately $8.4 million and for the three and nine months ended September 30, 2013 by $5.2 million and $20.3 million, respectively.